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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond James (USA) LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 925 West Georgia Street
(No. and Street)

Vancouver (City) BC Canada (State) V6C 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 Dunsmuir Street, PO Box 10426 Pacific Centre Vancouver, BC V7Y 1K3
(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James (USA) Ltd., as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Alan Wong
Barrister and Solicitor
Witnessed as to execution only.
No advice sought or given.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Schedules
(Expressed in United States dollars)

RAYMOND JAMES (USA) LTD.

Years ended September 30, 2012 and 2011



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

AUDITORS' REPORT TO THE STOCKHOLDER

We have audited the accompanying statements of financial condition of Raymond James (USA) Ltd. as at September 30, 2012 and 2011 and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the years then ended respectively, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2012 and 2011 and the results of its operations and comprehensive income, the changes in its stockholder's equity and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

November 23, 2012
Vancouver, Canada

RAYMOND JAMES (USA) LTD.

Statements of Financial Condition
(Expressed in United States dollars)

September 30, 2012 and 2011

		2012		2011
Assets				
Cash and cash equivalents	$	4,526,406	$	5,221,693
Deposits in compliance with reserve requirements (note 3)		3,024,094		3,022,623
Client and broker receivables (note 5)		8,787,788		23,167,608
Due from related party (note 5)		-		87,090
Other assets		878,776		15,485
	$	17,217,064	$	31,514,499
Liabilities and Stockholder's Equity				
Client and broker payables (note 5)	$	8,738,516	$	23,033,316
Due to related party (note 5)		110,744		-
Other accounts payable		142,024		650,067
		8,991,284		23,683,383
Stockholder's equity:				
Capital stock (note 4)		1,045,000		1,045,000
Retained earnings		7,180,780		6,786,116
		8,225,780		7,831,116
	$	17,217,064	$	31,514,499

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Operations and Comprehensive Income
(Expressed in United States dollars)

Years ended September 30, 2012 and 2011

	2012	2011
Revenue:		
Commission income (note 5)	$ 8,568,921	$ 12,011,553
Interest income	7,923	5,119
Foreign exchange gain (loss)	(18,585)	14,086
	8,558,259	12,030,758
Expenses:		
Commission expense (note 5)	4,277,062	6,005,776
Communication and information processing	1,265,636	1,078,175
Employee compensation and benefits	1,136,121	758,389
Business development	624,031	513,482
Occupancy and equipment	498,052	385,285
Clearance and floor brokerage	181,351	233,772
Other	212,964	143,255
Interest	399	325
	8,195,616	9,118,459
Earnings before income taxes	362,643	2,912,299
Income taxes (recovery) (note 6)	(32,021)	914,798
Net earnings and Comprehensive Income	$ 394,664	$ 1,997,501

See accompanying notes to financial statements.

Statements of Changes in Stockholder's Equity
(Expressed in United States dollars)

Years ended September 30, 2012 and 2011

	Common shares	Retained earnings	Total
Balance, September 30, 2010	$ 1,045,000	$ 4,788,615	$ 5,833,615
Net earnings	-	1,997,501	1,997,501
Balance, September 30, 2011	1,045,000	6,786,116	7,831,116
Net earnings	-	394,664	394,664
Balance, September 30, 2012	$ 1,045,000	$ 7,180,780	$ 8,225,780

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Cash Flows
(Expressed in United States dollars)

Years ended September 30, 2012 and 2011

	2012	2011
Cash provided by (used in):		
Operations:		
Net earnings	$ 394,664	$ 1,997,501
Change in non-cash operating working capital (note 8)	(1,089,951)	89,652
Increase (decrease) in cash and cash equivalents	(695,287)	2,087,153
Cash and cash equivalents, beginning of year	5,221,693	3,134,540
Cash and cash equivalents, end of year	$ 4,526,406	$ 5,221,693
Cash and cash equivalents consist of:		
Cash	$ 4,148,637	$ 4,844,085
Term deposits	377,769	377,608
	$ 4,526,406	$ 5,221,693

Supplemental cash flow information (note 8)

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (the "Company") is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is registered as a broker in the United States of America and is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Investment Industry Regulatory Organization of Canada ("IIROC"), Canadian Investor Protection Fund, the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and Securities Investor Protection Corporation.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Securities transactions:

The Company records its agency securities transactions on a trade date basis.

(c) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2012 and 2011, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

(d) Cash and cash equivalents:

Cash equivalents are investments that are held for less than 90 days and are readily convertible into known amounts of cash.

(e) Financial instruments:

The fair value of cash and term deposits, deposits in compliance with reserve requirements, clearing deposits, clients and broker receivables, other assets, due from related party, client and broker payables and other accounts payable approximate their fair value due to the short-term maturities of these instruments.

(Expressed in United States dollars)

2. Significant accounting policies (continued):

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. Deposits in compliance with reserve requirements:

The deposit of $3,024,094 cash at September 30, 2012 (2011 - $3,022,623) is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation is $88,257 (2011 - $313), and is restricted.

4. Capital stock:

	2012	2011
Authorized:		
200 voting common shares without par value		
Issued:		
200 common shares (2011 - 200)	$ 1,045,000	$ 1,045,000

5. Related party transactions:

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. ("RJL"), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of Raymond James (USA) Ltd. In addition, Raymond James (USA) Ltd. is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

During the year ended September 30, 2012, commissions and operating costs of $8,195,616 (2011 - $9,118,459) were paid to RJL. As at September 30, 2012, the Company has $110,744 (2011 - $87,090 receivable from) payable to RJL. In addition, clients and brokers receivable include amounts due from RJL of $3,439,898 (2011 - nil) and clients and brokers payable include amounts due to RJL of $1,251,334 (2011 - $5,880,823).

6. Income taxes:

The total provision for income taxes in the Statements of Operations and Comprehensive income is at a rate different than the combined federal and provincial statutory income tax rate for the following reasons:

	2012	2011
Income before taxes	$ 362,643	$ 2,912,299
Combined federal and provincial statutory income tax rate	26.60%	28.50%
Increase (decrease) in rate due to:		
Meals and entertainment	4.97	0.60
Foreign exchange translation gains (losses)[1]	(39.62)	2.11
Other	(0.75)	0.20
Effective income tax rate	(8.80)%	31.41%
Income tax expense (recovery)	$ (32,021)	$ 914,798

[1] Raymond James (USA) Ltd. pays income taxes in Canada based on its taxable income calculated in Canadian dollars.

7. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2012, the Company had net capital pursuant to Rule 15c3-1 of $7,402,568 (2011 - $7,728,541) which was $7,152,568 (2011 - $7,478,541) in excess of its net capital requirement of $250,000.

(Expressed in United States dollars)

8. Supplemental cash flow information:

	2012	2011
Change in non-cash operating working capital:		
Deposits in compliance with reserve requirements	$ (1,471)	$ -
Client and brokers, net	85,020	38,398
Other assets	(863,291)	(15,485)
Due from related party	197,834	(14,686)
Other accounts payable	(508,043)	81,425
	$ (1,089,951)	$ 89,652
Supplementary information:		
Taxes paid (recovered)	$ 1,033,166	$ 959,083

9. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2012 and 2011, the Company had no liabilities which were subordinated to the claims of general creditors.

RAYMOND JAMES (USA) LTD.

Computation of Net Capital Pursuant to SEC Rule 15c3-1 — Schedule 1

(Expressed in United States dollars)

Years ended September 30, 2012 and 2011

	2012	2011
Total capital:		
Total ownership equity	$ 8,225,780	$ 7,831,116
Deductions:		
Non-allowable assets:		
Due from related party, net	-	87,090
Other deductions	823,212	15,485
Total deductions	823,212	102,575
Net capital	7,402,568	7,728,541
Minimum net capital required	250,000	250,000
Excess net capital	$ 7,152,568	$ 7,478,541

The 2012 computation does not differ materially from the regulatory computation filed on its Focus II.

RAYMOND JAMES (USA) LTD.

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 Schedule 2
(Expressed in United States dollars)

Years ended September 30, 2012 and 2011

As at September 30, 2012, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $88,257 (2011 - $313). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2012 is $88,257 (2011 - $313). As at September 30, 2012, the Company had $3,024,094 (2011 - $3,022,623) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Raymond James (USA) Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for from the year ended September 30, 2012, which were agreed to by Raymond James (USA) Ltd. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist you and the Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of the checks noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the General Ledger or other supporting schedules, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in Form X-17A-5, the General Ledger, or related schedules supporting the adjustments; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these Specified Parties.

KPMG LLP

Chartered Accountants

November 23, 2012
Vancouver, Canada